EXHIBIT 1.01

CONFLICT MINERALS REPORT

Company Overview

Axon Enterprise, Inc. (“Axon” or the “Company” or “we” or “our”) is a market-leading provider of law enforcement technology solutions with a mission to protect life in service of promoting peace, justice and strong institutions. In 2022, we announced our moonshot goal to cut gun-related deaths between police and the public in the United States in half by 2033.

Axon is building the public safety operating system of the future by integrating a suite of hardware devices and cloud software solutions that not only revolutionize modern policing but also cater to federal agencies, corrections, justice and enterprise-level security needs. Axon’s suite includes cloud-hosted digital evidence management, productivity and real-time operations software, body-worn cameras, in-car cameras, TASER energy devices, robotic security and training solutions.

Introduction

This report for the year ended December 31, 2023, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Rule 13p-1 was adopted by the United States Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

This report relates to the process undertaken for Axon products that were manufactured, or contracted to be manufactured, during the year ended December 31, 2023 that contain conflict minerals. Conflict Minerals are defined under Rule 13p-1 as cassiterite (tin), wolframite (tungsten), columbite-tantalite (tantalum) and gold.

Tin, tungsten, tantalum and/or gold (“3TG”) are necessary to the functionality of a variety of Axon's products and related accessories. Third-party products that the Company retails but that it does not manufacture or contract to manufacture are outside the scope of this report.

When this report uses the term “conformant” to describe a smelter or refiner, it means that the applicable smelter and refiner has been verified as complying with the Response Mineral Initiative’s (“RMI”) Responsible Minerals Assurance Process (“RMAP”) or an equivalent third-party audit program.

Conflict Mineral Policy

Axon supports and respects the protection of internationally proclaimed human rights for all, including the basic human rights of our employees and workers within our supply chain. Axon is committed to respecting human rights and fair labor practices.

Coinciding with this commitment, Axon is concerned about human rights violations and labor abuses, which we understand are occurring in the Democratic Republic of the Congo and adjoining countries (the “DRC region”) as a result of the civil discord there. We understand that the armed groups responsible for the conflict in the DRC region may be directly or indirectly financed by the mining and trade in certain conflict minerals. This report details our due diligence efforts to understand the origin of the conflict minerals used in our products and the Company’s efforts to eliminate from our value chain any benefits our sourcing of these materials may give to armed groups in the DRC region or other conflict-affected and high-risk areas (“CAHRAs”).

The SEC rules require public companies to disclose whether the products they manufacture or contract to manufacture contain conflict minerals that are “necessary to the functionality or production” of those products, and to conduct certain diligence and make certain disclosures regarding such minerals.

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Using a documented reasonable process, we work diligently with our direct suppliers to determine the presence and origin of conflict minerals in our supply chain. Recognizing the complexity of this issue, Axon appreciates the need for broad collaboration with all of our suppliers in our supply chain throughout this process. The RMI reporting template, the Conflict Minerals Reporting Template (“CMRT”), is used to determine the source and chain of custody of 3TG in the components and materials that are supplied to us. Our reporting relies on the information provided through the CMRT by our supply chain, as well as smelter information provided by the RMI and other industry organizations.

In our commitment to conduct our business worldwide with respect for human rights, we:

•	Expect our direct suppliers to source materials from suppliers and smelters who also source responsibly, including, but not limited to, from legitimate, conformant mines in the DRC region;
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Expect our direct suppliers to conduct the necessary due diligence and provide us with proper verification of the country of origin and source of the materials used in the products they supply to Axon; and

•	Reserve the right to verify information received from our suppliers.

Based on the information learned through our due diligence efforts, we continue to evaluate and make changes to our supplier base and hope to make additional progress toward ensuring responsible mineral sourcing throughout our supply chain, and improved transparency for our investors and customers.

Reasonable Country of Origin Inquiry

The Company's reasonable country of origin inquiry (“RCOI”) corresponds to the first and second steps defined by the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, and related Supplements on Tin, Tantalum and Tungsten and on Gold (collectively, “OECD Guidance”). The OECD Guidance applies to each of the conflict minerals and to Axon as a “downstream company.” The OECD Guidance provides a framework for detailed due diligence to support responsible global supply chain management of minerals, including conflict minerals.

As a direct manufacturer, the Company does not directly source conflict minerals. We source products and components from direct suppliers, which source materials from their subtier suppliers. Our supply chain is extensive and complex with many layers of suppliers positioned between ourselves and conflict mineral smelters, refiners, and mines. Due to our extended supply chain, we rely on our direct suppliers, including our component manufacturers, to provide us with information concerning the sources and chains of custody of conflict minerals necessary to the functionality or production of our hardware products. The Company does not have complete information about the conflict minerals in its entire supply chain.

For the 2023 reporting period, the Company focused on efforts on collecting product-specific information from our Tier 1 suppliers. In 2023, we identified 167 Tier 1 suppliers, determined to be in-scope for regulatory purposes based on the Company’s influence over the manufacturing process (i.e., meeting the manufacture or contract to manufacture criteria in Rule 13p-1) and the use of conflict minerals in materials supplied, out of a total of 179 Tier 1 suppliers. Of the in-scope Tier 1 suppliers, the Company received an 81% response rate.

The surveyed suppliers identified 341 operational smelter and refiner facilities that were to have processed the necessary conflict minerals contained in our products. Of the 341 operational smelter or refiner facilities, the Company identified 254 smelter or refiner facilities as enrolled in the RMAP program and received a 100% response rate to accurately identify the reasonable country of origin. We know or have reason to believe that a portion of the conflict minerals processed by at least 77 of these 341 smelters and refiners may have originated in the DRC Region and may not be solely from recycled or scrap sources.

Design of Due Diligence Framework

Inherent Limitations on Due Diligence Measures: As a downstream purchaser of products which contain conflict minerals, the Company's due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. The Company's due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals.

The good faith due diligence process that Axon undertook was designed in accordance with the OECD Guidance. The OECD Guidance provides practical guidance to companies throughout the supply chain on a set of actions that can be taken to ensure responsible due diligence. Aligning with the OECD’s diligence framework, the steps that Axon implemented were as follows:

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Step 1: Maintain Strong Corporate Management Systems

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Assign accountability for the compliance efforts to a cross-functional team of legal, supply chain, engineering and finance personnel, that meet periodically throughout the year to develop a strategy for the annual conflict minerals campaign.

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Employ a supply chain system of controls and transparency through due diligence tools such as the CMRT, a supply chain survey designed by RMI, to identify the smelters and refiners that process the necessary conflict minerals contained in our products and the country of origin of those conflict minerals.

•

Feature requirements related to conflict minerals in our standard template for supplier contracts and specifications so that current and future suppliers are obligated to comply with our policies on conflict minerals, including participation in a supply chain survey and related due diligence activities.

•	Maintain records relating to our conflict minerals program in accordance with our record retention guidelines.

Step 2: Identify and Assess Risk in the Supply Chain

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Identify direct suppliers that supply products that may contain conflict minerals. Conduct the RCOI, requesting direct suppliers to identify smelters and refiners and country of origin of the conflict minerals in products they supply to Axon.

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Compare smelters and refiners identified by the supply chain survey against the list of facilities that are conformant to a responsible mineral assurance program such as RMI’s Responsible Minerals Assurance Program (“RMAP”), and other RMI cross-recognized, independent third-party audit programs.

•

For those supply chains with smelters and refiners that are known or thought to be sourcing from the DRC region, additional investigation was conducted to determine the source and chain of custody of covered metals.

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If any smelter and refiner was unable to be certified, the Company attempted to contact the smelter and refiner to gain more information about its sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

●	Maintain a risk management plan that includes due diligence reviews of suppliers, smelters and refiners that may be sourcing or processing conflict minerals from DRC region and other CAHRAs.
●	Obtain updated smelter status data from RMI’s smelters and refiners database and compare supplier-provided information against such data. Smelters found not in conformance with the RMAP or other independent third-party audit programs were flagged for further due diligence.
●	Identify and consider, to the extent feasible, alternative suppliers for materials where the supplier is uncooperative towards our goal of responsibly sourcing conflict minerals.

Step 4: Perform Independent Third-Party Audit of Supply Chain Due Diligence

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Based on information received through the RMI as well as a third-party review of publicly available information about identified smelters and refiners, Axon has documented the country of origin information of particular known smelters and refiners. RMI collects evidence from smelters and refiners demonstrating that responsible sourcing procedures and systems have been implemented. The Company believes that independent third-party audit programs provide a reasonable basis for companies to conclude that smelters and refiners have procedures and systems for determining if the smelters and refiners process conflict minerals that directly or indirectly finance or benefit armed groups.

Step 5: Report Annually on Supply Chain Due Diligence

•	Report annually the due diligence requirements through our Conflict Minerals Report filed with the SEC.
●	Remind high-risk suppliers of our expectations for future conflict minerals reporting periods and emphasize our requirements and goals.

Description of Due Diligence Measures Performed

Below is a description of the measures the Company performed for the year ended December 31, 2023 to exercise due diligence on the source and chain of custody of the necessary conflict minerals contained in our products that we had reason to believe may have originated from the DRC region and may not have come from recycled or scrap sources:

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•

Conducted a supply-chain survey of suppliers that we identified as possibly supplying Axon with products that contain necessary conflict minerals using the RMI's CMRT, requesting country of origin information regarding the necessary conflict minerals and identification of smelters and refiners that process such minerals.

•	Received and retained responses to the supply-chain survey within an online database.
•	Performed additional follow-up supply chain inquiries for supplier non-responses.
•	Contacted surveyed suppliers on responses to supply chain surveys that we identified contained incomplete or potentially inaccurate information to seek additional clarifying information.
•

Compared smelters and refiners identified by the supply chain survey against the list of facilities that have received a "conformant" designation from the RMAP or other independent third-party audit program.

•	Provided progress reports to the President and other members of senior management to communicate the status and results of our conflict minerals program.

Future Due Diligence Measures

During the reporting period for the calendar year ending December 31, 2023, we continued to engage in the activities described above in "Design of Due Diligence Framework" and "Description of Due Diligence Measures Performed." In our efforts to attain a conformant supply chain for our products, we intend to continue to contact smelters and refiners identified in our supply chain survey process that have not yet received a "conformant" designation and request their participation in the RMAP or other independent third-party audit program in order for them to obtain such a "conformant" designation. Further the Company intends to advance its due diligence measures but also to mitigate and address certain risks by performing the following:

•	Redistribute copies of our conflict minerals policy to direct suppliers;
•	Emphasize to them our expectation that they respond fully and promptly to our information requests;
•	Instruct them to advise us if they determine that any person or entity in their supply chain is directly or indirectly financing or benefiting armed groups in the DRC region; and
•	Encourage them to direct all smelters and refiners in their supply chains to participate in the RMAP or a similar third-party audit program.

Determination

Of the 341 smelter and refiner facilities identified, the Company identified 225, or 66%, as engaged with the RMI or conformant. Identification was performed by the third-party service provider as well as an internal review of the smelter and refiner as compared to the RMI’s database. As we continue to engage with smelter and refiner facilities directly and through stakeholder initiatives, we hope to see conformance rates increase.

Based on the information provided by the Company’s direct suppliers, including its component manufacturers, and the Company's own due diligence efforts with known smelters and refiners through December 31, 2023, the Company believes that the countries listed in Annex A reflects countries of origins from which our suppliers may have sourced from conformant smelters and refiners.

Axon has provided information as of the date of this report. Subsequent events, such as the inability or unwillingness of any suppliers or smelters and refiners to comply with the Company's conflict minerals standards, may affect the Company's future determinations under Rule 13p-1.

Forward-Looking Statements

Forward-looking statements in this report include, without limitation, statements of management’s strategies, goals and objectives and other similar expressions. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. Words such as “may,” “will,” “should,” “could,” “would,” “predict,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” and similar expressions, as well as statements in future tense, identify forward-looking statements. However, not all forward-looking statements contain these identifying words.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Many events beyond our control may determine whether results we anticipate will be achieved. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected. You should bear this in mind as you consider forward-looking statements. Our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q list various important factors that could cause actual results to differ materially from expected and historical results. These factors are intended as cautionary statements for investors within the meaning of Section

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21E of the Exchange Act and Section 27A of the Securities Act. Readers can find them under the heading "Risk Factors" in our Annual Report on Form 10-K and in the Quarterly Reports on Form 10-Q we file with the SEC, and investors should refer to them. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

Except as required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-Q, 8-K and 10-K reports to the SEC.

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Appendix A:

Countries of Origin List

Albania	Ecuador	Kyrgyzstan	Saudi Arabia
Andorra	Egypt	Liberia	Senegal
Angola*	El Salvador	Liechtenstein	Serbia
Argentina	Eritrea	Lithuania	Sierra Leone
Armenia	Estonia	Luxembourg	Singapore
Australia	Ethiopia	Madagascar	Slovakia
Austria	Fiji	Malaysia	Solomon Islands
Azerbaijan	Finland	Mali	South Africa
Belarus	France	Mauritania	South Sudan*
Belgium	Georgia	Mexico	Spain
Benin	Germany	Mongolia	Sudan
Bermuda	Ghana	Morocco	Suriname
Bolivia (Plurinational State of)	Guam	Mozambique	Sweden
Botswana	Guatemala	Myanmar	Switzerland
Brazil	Guinea	Namibia	Taiwan
Bulgaria	Guyana	Netherlands	Tajikistan
Burkina Faso	Honduras	New Zealand	Tanzania*
Burundi*	Hong Kong	Nicaragua	Thailand
Cambodia	Hungary	Niger	Togo
Canada	India	Nigeria	Turkey
Central African Republic*	Indonesia	Norway	Uganda*
Chile	Ireland	Oman	United Arab Emirates
China	Israel	Panama	United Kingdom
Colombia	Italy	Papua New Guinea	United States of America
Congo*	Ivory Coast	Peru	Uruguay
Cyprus	Japan	Philippines	Uzbekistan
Democratic Republic of Congo*	Jersey	Poland	Vietnam
Djibouti	Kazakhstan	Portugal	Zambia*
Dominica	Kenya	Russian Federation
Dominican Republic	Korea	Rwanda*

*Country is considered a “covered countries” (i.e., the DRC and its adjoining countries) under U.S. conflict minerals disclosure rules.

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